SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ______ to _______

Commission file number 1-32630

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fidelity National Financial Group 401(k) Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fidelity National Financial, Inc.,
601 Riverside Ave.,
Jacksonville, FL 32204

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

EXHIBIT 23, Consents of Independent Registered Public Accounting Firms

i

Report of Independent Registered Public Accounting Firm

The Participants and the Administrative Committee
Fidelity National Financial Group 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2010 basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP
Jacksonville, Florida
June 24, 2011

ii

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Fidelity National Financial Group 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
June 25, 2010
Jacksonville, Florida
Certified Public Accountants

iii

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value:
Cash and cash equivalents	$1,385,693	$2,151,268
Common/collective trust funds	324,177,593	310,738,997
Corporate bond fund	39,930,026	33,075,021
Mutual funds	442,404,475	357,625,800
Common stock	—	37,784,019
Employer common stock	73,714,800	76,899,609
Total investments	881,612,587	818,274,714
Receivables:
Notes receivable from participants	28,712,307	27,868,092
Participant contributions	1,922,441	1,923,394
Due from broker for securities sold	1,524,117	3,413,011
Accrued dividends	1,070,230	205,511
Accrued interest	134,752	133,910
Total receivables	33,363,847	33,543,918
Total assets	914,976,434	851,818,632
Liabilities:
Due to broker for securities purchased	1,184,469	2,449,990
Total liabilities	1,184,469	2,449,990
Net assets available for benefits before adjustment	913,791,965	849,368,642
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,814,250)	(446,995)
Net assets available for benefits	$908,977,715	$848,921,647

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Investment income:
Net appreciation in investments	$65,976,831	$81,456,751
Interest	5,170	2,704,850
Dividends	11,002,105	10,406,828
Investment income, net	76,984,106	94,568,429
Interest income on notes receivable from participants	1,539,948	1,812,464
Contributions, including rollover contributions:
Participant	63,700,373	102,289,487
Total contributions	63,700,373	102,289,487
Transfer in of net assets from merged plans	144,172	5,147,817
	142,368,599	203,818,197
Deductions from net assets attributed to:
Benefits paid to participants	81,913,566	101,171,564
Administrative expenses	398,965	384,682
Total deductions	82,312,531	101,556,246
Net increase	60,056,068	102,261,951
Net assets available for benefits:
Beginning of year	848,921,647	746,659,696
End of year	$908,977,715	$848,921,647

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1) Description of the Plan

The following description of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (FNF or the Company) and its Affiliated and Related Companies, who have attained age 18, have completed 90 days of service, and have elected to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Temporary employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code (IRC), with a cash or deferred arrangement within the meaning of section 401(k) of the IRC. In addition, the Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan within the meaning of section 4975(e)(7) of the IRC. That portion of the Plan is designed to invest primarily in shares of FNF common stock.

(b) Administration

During 2010 and 2009, the trustee of the Plan was Wells Fargo Bank, NA (Wells Fargo). Wells Fargo also performs participant recordkeeping and other administrative duties for the Plan. The Administrative Committee of the FNF Board of Directors oversees the Plan's operations.

(c) Plan Mergers

Following approval by the board of directors of the Company, the Capital Abstract and Title Company 401(k) Profit Sharing Plan (the Capital Abstract and Title Plan) was merged into the Plan effective November 3, 2009. The accompanying statements of changes in net assets available for benefits reflect cash transfers in of $1,241,555 from the Capital Abstract and Title Plan in 2009. Participant loans totaling $144,172 and $3,906,262 were transferred to the Plan in 2010 and 2009, respectively. There were no mergers into the Plan during 2010.

(d) Contributions

During 2010 and 2009, participants could generally contribute up to 40% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution retirement plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2010 and 2009, the Plan offered four common /collective trust funds, one corporate bond fund, and eight mutual funds, and one common stock fund which invests solely in Company stock as investment options for participants. During 2010 and 2009, there were no matching contributions made by the Company. At the option of the Company's board of directors, matching contributions may be resumed in the future and discretionary contributions may also be made by the Company. No discretionary contributions were made by the Company during the Plan years ended December 31, 2010 and 2009. All Company contributions are participant directed. Contributions are subject to certain limitations established by the Internal Revenue Service.

(e) Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution as applicable, and an allocation of Plan earnings and charged with an allocation of Plan losses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested Percentage
Less than 1 year	—%
1 year	34%
2 years	67%
3 years or more	100%

From 2007 to 2009, in response to the declining title insurance market, the Company reduced its number of employees. As a result, it was determined in 2009 that the Plan had experienced a partial termination under Treasury Regulations Section 1.411(d)(2), and all employees who were terminated involuntarily as a result of job elimination or reduction in force beginning January 1, 2007, became 100% vested in their Plan accounts regardless of their years of service. For such participants who were terminated during 2009, $22,697 in employer match amounts and the earnings thereon were restored to their accounts and immediately vested.

(g) Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates range from 4.25% to 10.50% on loans outstanding as of December 31, 2010 and 2009. Principal and interest is paid ratably through payroll deductions.

(h) Payment of Benefits

Upon retirement, termination of service, disability, or the attainment of age 59 1/2, a participant may receive all or part of the value of the participant's vested interest in his or her account as a lump-sum distribution. Upon death of a participant, the balance of the participant's vested interest in his or her account will be distributed in a lump sum to the participant's beneficiary. Certain other withdrawals are allowed by the Plan under very limited circumstances as described in the Plan document.

(i) Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $274,041 and $274,715, respectively. Forfeitures may be allocated to current participants' accounts, or may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the Plan sponsor, or reduce future Company contributions. During 2010 and 2009, forfeitures of $158,324 and $555,508, respectively, were allocated to participants' accounts.

(j) Administrative Expenses

Administrative expenses of the Plan that are not paid by the plan sponsor are paid by the Plan.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Certain reclassifications have been made in the 2009 financial statements of the Plan to conform to the classifications used in 2010.

(b) Risk and Uncertainties

The Plan provides for various investment options in common/collective trust funds, corporate bond funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants' account balances and the amounts reported in the financial statements.

(c) Concentration of Investments

Previously, the Plan covered all eligible employees of another company also called Fidelity National Financial, Inc. (Old FNF). The Company and Fidelity National Information Services, Inc. (FIS) were each majority-owned subsidiaries of Old FNF and each company's eligible employees were covered under the Plan. In 2006, Old FNF distributed its ownership interest in the Company to its shareholders and merged with FIS. This resulted in a distribution of FIS common stock to Plan participants who held shares of Old FNF and the transfer of account balances relating to employees of FIS to Fidelity National Information Services 401(k) Profit Sharing Plan. In 2009, FIS completed the spin-off of Lender Processing Services, Inc. (LPS) by distributing all of its shares of LPS to FIS shareholders through a stock dividend. As a result, Plan participants who held FIS shares at the time of the spin-off received shares of LPS. After 2009 the Plan no longer allowed participant accounts to hold shares of FIS and LPS. Accordingly, at the end of 2009, any such investments held in participant accounts were sold and the proceeds were invested in the Oakmark Equity and Income Fund, which may then be directed by the participant.

Included in the Plan's net assets available for benefits at December 31, 2010 are investments in the Company's common stock (5,388,509 shares) amounting to $73,714,800, or approximately 8.1% of net assets.

Included in the Plan's net assets available for benefits at December 31, 2009 are investments in the Company's common stock (5,714,578 shares) amounting to $76,899,609, or approximately 9.1% of net assets, in FIS common stock (919,037 shares) amounting to $20,432,854, or approximately 2.4% of net assets, and in LPS common stock (453,535 shares) amounting to $17,351,165, or approximately 2.0% of net assets.

(d) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds and the corporate bond fund are valued at the net asset value of shares held by the Plan at year-end. The common/collective trust fund investments are valued based on the net asset value as determined by using estimated fair value of the underlying assets held in the fund. Net asset value is used as a practical expedient for fair value. Contract value of fully benefit-responsive contracts is equal to principal balance plus accrued interest. The common stock of FNF is valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. There have been no changes in the methodologies used at December 31, 2010 and 2009.

One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N4 (the Stable Return Fund), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. As a result, the Plan reports its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statements of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan's other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Certain events limit the ability of the FNF Plan to transact at contract value with the issuer. Such events include the following: (1) the FNF Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with FNF Plan for employee contributions, (3) any substantive modification of the Stable Return Fund or the administration of the Stable Return Fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the FNF Plan that could have a material adverse effect on the Stable Return Fund's cash flow, (5) any communication given to participants by the Committee or Wells Fargo that is designed to induce or influence participants to avoid investing in the Stable Return Fund or to transfer assets out of the Stable Return Fund, and (6) any transfer of assets from the Stable Return Fund directly to a competing investment option. The occurrence of any of these events which would limit the FNF Plan's ability to transact at contract value with participants is not probable.

(e) Notes Receivable from Participants

Notes receivable from participants are recorded at amortized cost.

(f) Payment of Benefits

Benefits are recorded when paid.

(g) Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820) – Improving Disclosures about Fair Value Measurements” (ASU 2010-06). ASU 2010-06 added new requirements for disclosures about transfers into and out of Levels 1 and 2 and clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The portion of ASU 2010-06 related to these items was effective for the Plan in 2010 and its adoption did not have a significant impact on the financial statements. In addition, ASU 2010-06 added requirements for separate disclosures about the activity relating to Level 3 fair value measurements effective for the Plan on January 1, 2011. See Note 3 for the required disclosures.

In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (ASU 2010-25). ASU 2010-25 requires that participant loans be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Prior to the issuance of ASU 2010-25, loans to participants were reported as investments at fair value. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 with retrospective application. The Plan adopted ASU 2010-25 for the year ended December 31, 2010. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009 in the Statement of Net Assets Available for Benefits. Interest income from participant loans has been reclassified to interest income on notes receivable from participants as of December 31, 2009 on the Statement of Changes in Net Assets Available for Benefits. There was no impact on total net assets available for benefits or total changes in net assets available for benefits.

(3) Fair Value Measurements

The fair value hierarchy established by the standard on fair value measurements includes three levels which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. In accordance with the standard on fair value, the Plan's financial assets and liabilities that are recorded on the Statements of Net Assets Available for Benefits are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access.

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3. Financial assets and liabilities whose values are based on model inputs that are unobservable.

The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009, respectively:

	December 31, 2010
	Level 1	Level 2	Total
Cash and cash equivalents	$1,385,693	$—	$1,385,693
Common/collective trust funds:
Wells Fargo S&P 500 Index Fund	—	58,097,572	58,097,572
Wells Fargo Stable Return Fund N4	—	221,672,424	221,672,424
Wells Fargo S&P MidCap Fund	—	27,502,893	27,502,893
Wells Fargo International Equity Fund	—	16,904,704	16,904,704
Corporate bond fund	39,930,026	—	39,930,026
Mutual funds:
Growth	206,795,015	—	206,795,015
Balanced	196,274,066	—	196,274,066
Fixed income	39,335,394	—	39,335,394
Common stocks	73,714,800	—	73,714,800
Total	$557,434,994	$324,177,593	$881,612,587

	December 31, 2009
	Level 1	Level 2	Total
Cash and cash equivalents	$2,151,268	$—	$2,151,268
Common/collective trust funds:
Wells Fargo S&P 500 Index Fund	—	51,740,982	51,740,982
Wells Fargo Stable Return Fund N4	—	223,944,535	223,944,535
Wells Fargo S&P MidCap Fund	—	19,250,228	19,250,228
Wells Fargo International Equity Fund	—	15,803,252	15,803,252
Corporate bond fund	33,075,021	—	33,075,021
Mutual funds:
Growth	185,006,778	—	185,006,778
Balanced	136,373,870	—	136,373,870
Fixed income	36,245,152	—	36,245,152
Common stocks	114,683,628	—	114,683,628
Total	$507,535,717	$310,738,997	$818,274,714

The Plan's level 1 and level 2 fair value measures are provided by a third-party pricing service, which management believes to be reasonable. This pricing service is a leading global provider of financial market data, analytics and related services to financial institutions. See footnote 2(d) for a description of the fair value measures used for each type of investment.

The estimated fair value of the collective trust funds is net asset value, exclusive of the adjustment to contract value. The collective trust funds do not have finite lives, unfunded commitments relating to these type of investments, or significant restrictions on redemptions.

(4) Investments

The following presents the Plan's investments, at fair value, as of December 31, 2010 and 2009 with individual investments that represent 5% or more of the Plan's net assets separately identified:

	2010	2009
Wells Fargo Stable Return Fund	$221,672,424	$223,944,535
Oakmark Equity and Income Fund	179,490,268	123,733,174
ABN Amro Growth Fund	90,103,834	83,249,513
Fidelity National Financial, Inc. Common Stock	73,714,800	76,899,609
Wells Fargo S&P 500 Index Fund	58,097,572	51,740,982
Artio International Equity Class I	*	42,288,463
All other investments less than 5%	258,533,689	216,418,438
Total	$881,612,587	$818,274,714
__________________________________
*    Investment was below 5% of Plan net assets at end of year.

As stated in note 2(d) above, the Plan is invested in four common collective trust funds all of which are managed by Wells Fargo Bank, N.A. The Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2010 and 2009 was $221,672,424 and $223,944,535, respectively. The contract value of the fund as of December 31, 2010 and 2009, which is a component of net assets available for benefits, totaled $216,858,174 and $223,497,540, respectively. During 2010 and 2009, this fund yielded approximately 2.38% and 3.40%, respectively. The primary investments strategy of the fund is to preserve the principal and maintain adequate liquidity. The S&P 500 Index Fund is an index fund with a primary investment strategy of approximating as closely as practicable the total return of the Standard and Poor's 500 Index. The S&P MidCap Fund is a collective investment fund with a primary investment strategy to approximate as closely as practicable the total return of the S&P 400 MidCap Index. The International Equity Fund is a collective investment fund with a primary investment strategy of long-term capital appreciation by investing principally in equity securities of companies based primarily in developed foreign countries and also in emerging markets.

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, by investment type, as follows:

	2010	2009
Net appreciation (depreciation) in fair value of investments:
Common/collective trust funds	$20,105,388	$25,844,978
Corporate bond fund	1,626,803	530,198
Mutual funds	42,019,520	63,023,441
Common stock	667,054	16,925,739
Employer common stock	1,558,066	(24,867,605)
Net appreciation (depreciation) in fair value of investments	$65,976,831	$81,456,751

Dividends on Fidelity National Financial, Inc. (FNF) common stock totaled $3,585,465 and $3,346,812 in 2010 and 2009, respectively. Dividends on Fidelity National Information Services, Inc. (FIS) common stock totaled $251,601 in 2009. Dividends on Lender Processing Services, Inc. (LPS) common stock totaled $252,264 in 2009. There were no investments held in FIS or LPS common stock during 2010.

(5) Nonparticipant-Directed Investments

At December 31, 2010 and 2009, the Plan held $357,584 and $450,881, respectively, in cash and cash equivalents that were nonparticipant-directed. In each case, the nonparticipant-directed amounts were allocated to plan participants subsequent to year-end. Components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2010	2009
Beginning balance	$450,881	$467,395
Interest	45	1,874
Dividends	551,867	775,567
Administrative expenses	(165,265)	(163,686)
Transfers to participant-directed investments	(479,944)	(630,269)
Ending balance	$357,584	$450,881

(6) Transactions with Parties-in-Interest

Certain Plan investments are shares of common collective trust funds managed by Wells Fargo Trust Operations (Wells Fargo). Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As described in notes 2(e) and 4, Plan investments also include shares of the common stock of the Company.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions as applicable.

(8) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 14, 2005 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

It is the Plan's policy to recognize the impact of uncertain tax positions in its financial statements if, upon ultimate settlement, that position is more likely than not to be sustained. No such uncertain tax positions have been recognized by the Plan. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the 2010 Form 5500 expected to be filed and the 2009 Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$908,977,715	$848,921,647
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,814,250	446,995
Net assets available for benefits per the expected Form 5500	$913,791,965	$849,368,642

The following is a reconciliation of investment income per the financial statements to the Form 5500 expected to be filed for the year ended December 31, 2010 and the Form 5500 for December 31, 2009:

	2010	2009
Total investment income per the financial statements	$76,984,106	$94,568,429
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(446,995)	11,871,727
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,814,250	446,995
Total investment income per the expected Form 5500	$81,351,361	$106,887,151

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

EIN:     16-1725106
Plan No. 001

Identity of issuer, borrower,	Description of
lessor, or similar party	investment	Shares/units	Cost	Current value
	Cash and cash equivalents
* Wells Fargo	Wells Fargo Short-term Investment Fund	1,028,109	$1,028,109	$1,028,109
* Wells Fargo	Wells Fargo Advantage Cash Investment Money Market	357,584	357,584	357,584
	Common/collective trust funds, at fair value:
* Wells Fargo	Wells Fargo S&P 500 Index Fund	974,138	(1)	58,097,572
* Wells Fargo	Wells Fargo Stable Return Fund N4	4,742,377	(1)	221,672,424
* Wells Fargo	Wells Fargo S&P MidCap Fund	1,389,035	(1)	27,502,893
* Wells Fargo	Wells Fargo International Equity Fund	1,254,059	(1)	16,904,704
	Corporate bond fund:
Vanguard	Vanguard Intermediate Term Bond Fund	35,626,003	(1)	39,930,026
	Mutual funds:
ABN Amro Asset Management, Inc.	ABN Amro Growth Fund	2,960,047	(1)	90,103,834
Baron	Baron Small Cap Fund	1,241,136	(1)	29,514,210
Artio International	Artio International Equity Class I	1,469,778	(1)	43,453,827
Oakmark Equity and Income	Oakmark Equity and Income Fund	6,470,454	(1)	179,490,268
Robertson Stephens	Robertson Stephens Value Fund Class A	647,773	(1)	16,783,798
The Dreyfus Corporation	Dreyfus Small Cap Index Fund	692,575	(1)	14,036,162
The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund	3,016,333	(1)	39,335,394
Van Kampen Investments	Van Kampen Comstock Fund	1,887,285	(1)	29,686,982
	Common stocks:
* Fidelity National Financial, Inc.	Fidelity National Financial, Inc.	5,388,509	(1)	73,714,800
* Notes receivable from participants	Participant loans, various maturities, interest rates 4.25% - 10.5%, balances collateralized by participant account, a total of 4,691 loans are outstanding	—	—	28,712,307
				$910,324,894
___________
*    Party in interest.

(1)    Cost information has not been included because investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Fidelity National Financial Group 401(k) Profit Sharing Plan

Date:	June 24, 2011	/s/ Karen Harper
Karen Harper
Trustee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Dixon Hughes Goodman, LLP
23.2	Consent of KPMG, LLP